UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

   Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated July 27, 2018: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018.

   The information contained in this Report on Form 6-K, except for the commentary of the Partnership’s Chief Executive Officer contained in Exhibit 99.1 hereto, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No.333-222237) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 12, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2018

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

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DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

MONACO – July 27, 2018 - Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three and six months ended June 30, 2018.

Highlights:

•

Net income of $0.4 million for the three months ended June 30, 2018. Included in the second quarter 2018 results are $2.2 million of scheduled class survey and dry dock costs related to the Arctic Aurora, one of the three tri-fuel diesel engine (TFDE) vessels in our fleet;

•

Loss per common unit of $0.04 for the three months ended June 30, 2018;

•

Adjusted Net Income(1) of $4.5 million for the three months ended June 30, 2018;

•

Adjusted Earnings per common unit (1) (2) of $0.08 for the three months ended June 30, 2018;

•

Distributable Cash Flow(1) of $8.7 million during the three months ended June 30, 2018;

•

Adjusted EBITDA(1) of $24.4 million for the three months ended June 30, 2018;

•

Reported free cash of $57.8 million and available liquidity of $87.8 million as of June 30, 2018;

•

Quarterly cash distribution of $0.25 per common unit in respect of the second quarter of 2018 and $0.5625 per preferred unit in respect of the most recent period.

(1) Adjusted Net Income, Adjusted Earnings per common unit, Distributable Cash Flow and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Adjusted Earnings per common unit presentation excludes the Series A Preferred Units interest on the Partnership’s net income for the periods presented.

Recent Developments:

Quarterly common unit cash distribution: On July 5, 2018, the Partnership announced a quarterly cash distribution of $0.25 per common unit in respect of the second quarter of 2018 which was paid on July 19, 2018 to all common unitholders of record as of July 12, 2018.

Series A Preferred Units Cash Distribution: On July 25, 2018, the Partnership also announced a cash distribution of $0.5625 per unit of its Series A Preferred Units (NYSE: DLNG PR A) for the period from May 12, 2018 to August 11, 2018, which is expected to be paid on August 13, 2018 to all unitholders of record as of August 5, 2018.

CEO Commentary:

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report our earnings for the three months ended June 30, 2018.

“Our reported earnings for the second quarter of 2018 were in line with our expectations and were above those for the second quarter of 2017, but below those for the first quarter of 2018. Our earnings were impacted by: (i) the temporary employment of the Clean Energy in the short-term market until July 13, 2018, at which time the vessel commenced employment on a time charter with Gazprom for a term of approximately eight years, (ii) the completion of the multiyear charter contract with Gazprom for the Ob River in April 2018 and the subsequent employment of the vessel with the same company at a lower rate of hire reflecting a longer charter term of ten years, and (iii) the scheduled dry-docking of the Arctic Aurora in May 2018.

“We believe the Yamal LNG project is progressing well. On July 1, 2018, Yamal narrowed the delivery windows for both the Yenisei River and the Lena River to the earliest possible allowed under their respective 15 year charter contracts.

“On July 21, 2018, the Yenisei River completed the five year term of its employment contract with Gazprom. Following the redelivery of the vessel to the Partnership, the vessel is undergoing its five year special survey which is expected to be completed in mid-August 2018. After the completion of the special survey, we expect to employ the Yenisei River in the short-term market until the vessel commences its 15 year contract with Yamal.

“Following redelivery from Gazprom in October 2018 and the completion of its special survey, the Lena River is contracted to be employed on a multi-month charter contact with a large gas producer until the vessel commences its 15 year contract with Yamal.

“On July 19, 2018, we paid quarterly cash distribution of $0.25 per common unit with respect to the second quarter of 2018. Since our initial public offering in November 2013, we have paid total cash distributions of $7.29 per common unit. In addition, on August 13, 2018, we expect to pay a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from May 12, 2018 to August 11, 2018.

“We believe that we have significant cash flow visibility with contracted vessel employment for approximately 85% of 2018, 99% of 2019 and 100% of 2020, and with an estimated Fleet-wide average remaining contract duration of 10.1 years.

“Our intent is to seek additional contract coverage, particularly in 2018, to manage our capital structure and operating expenses, and to continue the safe operation of our Fleet.

“We look forward to working towards meeting our goals, which we believe will continue to benefit our unitholders.”

Financial Results Overview:

	Three Months Ended		Six Months Ended
(U.S. dollars in thousands, except per unit data)	June 30, 2018 (unaudited)	June 30, 2017 (unaudited)	June 30, 2018 (unaudited)	June 30, 2017 (unaudited)
Voyage revenues	$30,892	$31,975	$64,796	$71,067
Net Income/ (loss)	$351	$(5,181)	$5,191	$7,731
Adjusted Net Income (1)	$4,526	$4,220	$11,758	$19,125
Operating income	$12,562	$8,734	$29,368	$30,627
Adjusted EBITDA(1)	$24,443	$22,921	$51,033	$54,192
Earnings/ (loss) per common unit	$(0.04)	$(0.19)	$0.05	$0.09
Adjusted Earnings per common unit (1)	$0.08	$0.07	$0.24	$0.43
Distributable Cash Flow (1)	$8,670	$8,200	$19,956	$26,834

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measures under U.S. GAAP. Please refer to Appendix B for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended June 30, 2018 and 2017 Financial Results

Net income for the three months ended June 30, 2018 was $0.4 million as compared to net loss of $5.2 million in the corresponding period of 2017, which represents an increase of $5.5 million, or 106.8%. The increase in period net income was mainly attributable to:

(i)

the decrease in dry-dock and special survey expenditures by $2.7 million, or 54.6%,  for the second quarter of 2018, during which one vessel in our fleet, the Arctic Aurora, underwent scheduled special survey and dry-dock, as compared to the corresponding quarter of 2017 during which the three steam turbine vessels in our fleet underwent scheduled special survey and dry-dock repairs;

(ii)

the decrease in the second quarter of 2018 operating expenses by $1.6 million, or 21.2%, due to crewing and technical efficiencies achieved during the 2018 quarter under discussion as compared to the corresponding quarter of 2017; and

(iii)

the decrease in interest and finance costs for the second quarter of 2018 by approximately $1.1 million, or 8.4%, due to the fact that in the corresponding period of 2017 we incurred interest and finance costs of approximately $3.5 million in connection with our Term Loan B refinancing in May 2017 (the “Term Loan B Refinancing”) and accompanying retirement of our then existing bank debt. This decrease was largely offset by the increase in the Partnership’s weighted average interest in the second quarter of 2018 which was the result of increased interest charges in servicing the Partnership’s secured debt that was refinanced as part of the Term Loan B Refinancing, discussed above.

Adjusted Net Income for the three months ended June 30, 2018 was $4.5 million as compared to Adjusted Net Income of $4.2 million in the corresponding period of 2017, which represents an increase of $0.3 million, or 7.3%.  Adjusted EBITDA for the three months ended June 30, 2018 was $24.4 million as compared to Adjusted EBITDA of $22.9 million in the corresponding period of 2017, which represents an increase of $1.5 million, or 6.6%. The increase in both the second quarter 2018  Adjusted Net Income and Adjusted EBITDA as compared to the corresponding period of 2017 was mainly attributable to crewing and technical efficiencies achieved during the second quarter of 2018, as discussed above.

The Partnership’s Distributable Cash Flow for the three-month period ended June 30, 2018 was $8.7 million as compared to $8.2 million in the corresponding period of 2017, which represents an increase of $0.5 million, or 5.7%, and was due to the factors outlined above.

For the three-month period ended June 30, 2018, the Partnership reported loss per common unit and Adjusted Earnings per common unit, basic and diluted, of   $0.04 and $0.08, respectively, after taking into account the effect of the Series A Preferred Units interest on the Partnership’s net income. Losses per common unit and Adjusted Earnings per common unit, basic and diluted are calculated on the basis of a weighted average number of 35,490,000 units outstanding during the period, in the case of Adjusted Earnings per common unit after reflecting the impact of the non-cash items presented in Appendix B.

Adjusted Net Income, Adjusted EBITDA, Distributable Cash Flow and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Voyage revenues were $30.9 million for the three-month period ended June 30, 2018 as compared to $32.0 million for the same period of 2017, which represents a decrease of $1.1 million, or 3.4%.  This decrease was due to (i) the twelve off-hire days for the Arctic Aurora in the second quarter of 2018 as the vessel underwent its scheduled special survey and dry-dock in May 2018 and (ii) the lower revenues earned on our steam turbine vessel, the Ob River, which completed employment on its multiyear charter contract with Gazprom Global LNG Limited (“Gazprom”) in April 2018 and subsequently began employment at a lower hire rate under a ten-year charter party with an entity which is part of the wider Gazprom group of companies.

Vessel operating expenses were $5.9 million, which corresponds to a daily rate of $10,808 for the three-month period ended June 30, 2018, as compared to $7.5 million, or a daily rate of $13,720 for the corresponding period of 2017. This decrease is primarily associated with crewing and technical efficiencies achieved during the second quarter of 2018 as compared to the corresponding period of 2017, as discussed above.

Interest and finance costs were $12.6 million in the second quarter of 2018 as compared to $13.7 million in the second quarter of 2017, which represents a decrease of $1.1 million, or 8.4%. As discussed above, this decrease was due to the one-off interest and finance charges incurred in the corresponding period of 2017 in connection with the refinancing of our then existing secured indebtedness in the Term Loan B Refinancing. This decrease was partially offset by the increased interest costs in servicing the Term Loan B in the second quarter of 2018 in relation to those incurred in the second quarter of 2017.

The Partnership reported average daily hire gross of commissions (1)  of approximately $61,500 per day per vessel in the three months ended June 30, 2018, as compared to approximately $66,900 per day per vessel in the same period of 2017. During the three-month period ended June 30, 2018, the Partnership’s vessels operated at 97% utilization as compared to 95% utilization in the same period of 2017.

(1) Average daily hire gross of commissions , which is further discussed in Appendix B,  represents voyage revenue without taking into consideration the non-cash time charter amortization expense and amortization of prepaid charter revenue, divided by the Available Days in the Partnership’s fleet

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financial statements presented below.

Liquidity/ Financing/ Cash Flow Coverage

As of June 30, 2018, the Partnership reported free cash of $57.8 million. Total indebtedness outstanding as of June 30, 2018 was $725.2 million (gross of unamortized deferred loan fees), which includes amounts outstanding under the Term Loan B and the Partnership’s $250.0 million senior unsecured notes due October 2019. As of June 30, 2018, $4.8 million of the Partnership’s outstanding indebtedness was repayable within one year.

The Partnership’s liquidity profile is further enhanced by the $30.0 million of borrowing capacity under the Partnership’s revolving credit facility with its Sponsor, which is available to the Partnership at any time until November 2018 and remains available in its entirety as of the date of this release.

As of June 30, 2018, the Partnership reported working capital surplus of $42.3 million (Q4 2017: $47.5 million).

During the three months ended June 30, 2018, the Partnership generated net cash from operating activities of $8.6 million as compared to $11.4 million in the same period of 2017, which represents a decrease of $2.8 million, or 24.3%. This decrease was attributable to the decrease in period net income due to the factors discussed above which was, however, to a large extent counterbalanced by the positive effect of variations in working capital.

Vessel Employment

As of July 27, 2018, the Partnership had estimated contracted time charter coverage(2) for 85% of its fleet estimated Available Days (as defined in Appendix B) for the remaining 2018, 99% of its fleet estimated Available Days for 2019 and 100% of its fleet estimated Available Days for 2020.

As of the same date, the Partnership’s contracted revenue backlog estimate (3) was approximately $1.44 billion, with an average remaining contract term of 10.1 years.

(2) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts net of scheduled class survey repairs by the number of expected Available days during that period.

(3) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day. Certain time charter contracts that the Partnership recently entered into with Yamal Trade Pte. are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder.

Conference Call and Webcast: July 27, 2018

As announced, the Partnership’s management team will host a conference call on Friday, July 27, 2018 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Dynagas."

A telephonic replay of the conference call will be available until Friday, August 3rd, 2018. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the second quarter ended June 30, 2018 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP (NYSE: DLNG) is a growth-oriented partnership formed by Dynagas

Holding Ltd., its sponsor, to own and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with an aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +377 99996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending,” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires, the amount of cash available for distribution, and other factors. Please see the Partnership’s filings and other reports furnished to the Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
REVENUES
Voyage revenues	$30,892	$31,975	$64,796	$71,067
EXPENSES
Voyage expenses (including related party)	(622)	(1,345)	(1,243)	(2,217)
Vessel operating expenses	(5,901)	(7,491)	(12,241)	(14,161)
Dry-docking and special survey costs	(2,229)	(4,911)	(2,696)	(5,131)
General and administrative expenses (including related party)	(433)	(398)	(1,062)	(840)
Management fees -related party	(1,582)	(1,537)	(3,147)	(3,056)
Depreciation	(7,563)	(7,559)	(15,039)	(15,035)
Operating income	12,562	8,734	29,368	30,627
Interest and finance costs, net	(12,354)	(13,725)	(24,236)	(22,615)
Other, net	143	(190)	59	(281)

Net income/(loss)	$351	$(5,181)	$5,191	$7,731
Earnings/ (loss) per common unit (basic and diluted)	$(0.04)	$(0.19)	$0.05	$0.09
Weighted average number of units outstanding, basic and diluted:
Common units	35,490,000	35,490,000	35,490,000	33,585,829

DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets (unaudited)

(Expressed in thousands of U.S. Dollars—except for unit data)

	June 30, 2018	December 31, 2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$57,818	$67,464
Due from related party	2,348	883
Other current assets	5,537	2,057
Total current assets	65,703	70,404

FIXED ASSETS, NET:
Vessels, net	962,668	977,298
Total fixed assets, net	962,668	977,298
OTHER NON CURRENT ASSETS:
Due from related party	1,350	1,350
Deferred charges	812	—
Above market acquired time charters	1,673	5,267
Total assets	$1,032,206	$1,054,319

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$2,671	$2,655
Trade payables	9,058	4,497
Due to related party	80	72
Accrued liabilities	4,712	4,051
Unearned revenue	6,867	11,623
Total current liabilities	23,388	22,898
Deferred revenue	1,682	1,405
Long-term debt, net of current portion and deferred financing costs	710,910	711,698
Total non-current liabilities	712,592	713,103

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at June 30, 2018 and December 31, 2017)	8	47
Common unitholders (35,490,000 units issued and outstanding as at June 30, 2018 and December 31, 2017)	223,002	245,055
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at June 30, 2018 and December 31, 2017)	73,216	73,216
Total partners’ equity	296,226	318,318

Total liabilities and partners’ equity	$1,032,206	$1,054,319

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Cash flows from Operating Activities:
Net income/(loss):	$351	$(5,181)	$5,191	$7,731
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation	7,563	7,559	15,039	15,035
Amortization and write-off of deferred financing fees	814	3,237	1,625	3,723
Amortization of fair value of acquired time charter	1,807	1,807	3,594	3,594
Deferred revenue amortization	139	100	277	86
Changes in operating assets and liabilities:
Trade receivables	51	(220)	93	(196)
Prepayments and other assets	(455)	(704)	(504)	(878)
Inventories	(2,041)	17	(3,069)	63
Due from/ to related parties	(874)	(332)	(1,457)	37
Deferred charges	(812)	—	(812)	—
Trade payables	2,747	4,999	4,610	6,074
Accrued liabilities	892	1,928	663	1,690
Unearned revenue	(1,541)	(1,802)	(4,756)	(7,391)

Net cash from Operating Activities	8,641	11,408	20,494	29,568

Cash flows from Investing Activities
Vessel acquisitions and other additions to vessels’ cost	(409)	—	(409)	—
Net cash used in Investing Activities	(409)	—	(409)	—

Cash flows from Financing Activities:
Payment of debt securities registration and other filing costs	(46)	—	(48)	—
Distributions declared and paid	(10,569)	(16,714)	(27,283)	(33,429)
Proceeds from long-term debt	—	480,000	—	480,000
Repayment of long-term debt	(1,200)	(464,375)	(2,400)	(472,500)
Payment of deferred finance fees	—	(11,923)	—	(11,923)
Net cash used in Financing Activities	(11,815)	(13,012)	(29,731)	(37,852)

Net decrease in cash and cash equivalents and restricted cash	(3,583)	(1,604)	(9,646)	(8,284)
Cash and cash equivalents and restricted cash at beginning of the period	61,401	75,915	67,464	82,595
Cash and cash equivalents and restricted cash at end of the period	$57,818	$74,311	$57,818	$74,311

Supplemental Information

ARCTIC LNG CARRIERS Ltd. and its operating subsidiaries

The following table sets forth summary financial information of Arctic LNG Carriers Ltd., the Partnership’s wholly owned subsidiary and borrower under the Term Loan B facility and each of its vessel owning subsidiaries which is a subsidiary guarantor of the Term Loan B (collectively “Arctic LNG Carriers”) as at and for the periods presented, which are derived from the unaudited interim financial statements of Arctic LNG Carriers and are presented in connection with certain reporting requirements governing the Term Loan B.

	June 30,	December 31,
(expressed in thousands of United states dollars)	2018	2017
Balance sheet data:
Total assets	$986,385	$1,010,034
Total cash	15,833	24,596
Total debt, net of deferred loan fees	$465,070	$466,402

	Three months ended June 30,		Six months ended June 30,
(expressed in thousands of United states dollars)	2018	2017	2018	2017
Income statement and other operational data:
Net income/ (loss)	$4,852	$(618)	$14,373	$16,931
Revenues	30,892	31,974	64,796	71,067
Adjusted EBITDA	$24,866	$23,329	$52,084	$55,022

Arctic LNG Carriers reconciliation of net income/ (loss) to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2018	2017	2018	2017
Net income/(loss)	$4,852	$(618)	$14,373	$16,931
Net interest and finance costs (1)	8,276	9,570	16,105	14,245
Depreciation	7,563	7,559	15,039	15,035
Class survey costs	2,229	4,911	2,696	5,131
Amortization of fair value of acquired time charter	1,807	1,807	3,594	3,594
Charter hire amortization	139	100	277	86
Adjusted EBITDA	$24,866	$23,329	$52,084	$55,022

(1) Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

APPENDIX B

Fleet statistics

	Three Months Ended June 30,		Six Months Ended June 30,
(expressed in United states dollars except for operational data)	2018	2017	2018	2017
Number of vessels at the end of period	6	6	6	6
Average number of vessels in the period (1)	6	6	6	6
Calendar Days (2)	546.0	546.0	1,086.0	1,086.0
Available Days (3)	534.0	506.6	1,074.0	1,046.6
Revenue earning days (4)	519.0	482.1	1,059.0	1,014.4
Time Charter Equivalent (5)	$56,685	$60,462	$59,174	$65,784
Fleet Utilization (4)	97%	95%	99%	97%
Vessel daily operating expenses (6)	$10,808	$13,720	$11,272	$13,040

       (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of its fleet during the period divided by the number of Calendar Days (defined below) in the period.

       (2)  Calendar Days are the total days the Partnership possessed the vessels in its fleet for the relevant period.

       (3)  Available Days are the total number of Calendar Days the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

       (4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days, during a period, by the number of Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

      (5)  Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of the Partnership’s TCE rates for the three and six months  ended June 30, 2018 and 2017 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$30,892	$31,975	$64,796	$71,067
Voyage Expenses (7)	(622)	(1,345)	(1,243)	(2,217)
Time Charter equivalent revenues	$30,270	$30,630	$63,553	$68,850
Available Days (3)	534.0	506.6	1,074.0	1,046.6
Time charter equivalent (TCE) rate	$56,685	$60,462	$59,174	$65,784

       (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

      (7)  Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income/ (loss) to Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of U.S. dollars)	2018	2017	2018	2017
Net income/(loss)	$351	$(5,181)	$5,191	$7,731
Net interest and finance costs (1)	12,354	13,725	24,236	22,615
Depreciation	7,563	7,559	15,039	15,035
Class survey costs	2,229	4,911	2,696	5,131
Amortization of fair value of acquired time charter	1,807	1,807	3,594	3,594
Charter hire amortization	139	100	277	86
Adjusted EBITDA	$24,443	$22,921	$51,033	$54,192

(1) Includes interest and finance costs and interest income, if any.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented above may not be comparable to similarly titled measures of other companies.

Reconciliation of Net Income/ (loss) to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of U.S. dollars except for units and per unit data)	2018	2017	2018	2017
Net Income/ (loss)	$351	$(5,181)	$5,191	$7,731
Non-cash expense from accelerated amortization of deferred loan fees	—	2,583	—	2,583
Charter hire amortization	139	100	277	86
Amortization of fair value of acquired time charter	1,807	1,807	3,594	3,594
Class survey costs	2,229	4,911	2,696	5,131
Adjusted Net Income	$4,526	$4,220	$11,758	$19,125
Less: Adjusted Net Income attributable to subordinated, preferred unitholders and general partner	(1,690)	(1,707)	(3,383)	(4,848)
Common unitholders’ interest in Adjusted Net Income	$2,836	$2,513	$8,375	$14,277
Weighted average number of common units outstanding, basic and diluted:	35,490,000	35,490,000	35,490,000	33,585,829
Adjusted Earnings per common unit, basic and diluted	$0.08	$0.07	$0.24	$0.43

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates and amortization of fair value of acquired time charters, all of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definition of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at that reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

Distributable Cash Flow Reconciliation

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands of U.S. dollars)	2018	2017	2018	2017
Net Income/ (loss)	$351	$(5,181)	$5,191	$7,731
Depreciation	7,563	7,559	15,039	15,035
Amortization and write-off of deferred finance fees	814	3,237	1,625	3,723
Net interest and finance costs, excluding amortization (1)	11,540	10,488	22,611	18,892
Class survey costs	2,229	4,911	2,696	5,131
Amortization of fair value of acquired time charter	1,807	1,807	3,594	3,594
Charter hire amortization	139	100	277	86
Adjusted EBITDA	$24,443	$22,921	$51,033	$54,192
Less: Net interest and finance costs, excluding amortization (1)	(11,540)	(10,488)	(22,611)	(18,892)
Maintenance capital expenditure reserves	(1,038)	(1,038)	(2,077)	(2,077)
Replacement capital expenditure reserves	(3,195)	(3,195)	(6,389)	(6,389)
Distributable Cash Flow	$8,670	$8,200	$19,956	$26,834

(1) Includes interest and finance costs and interest income, if any.

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. The Partnership’s calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.

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